Filed by 180 Degree Capital Corp.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Filer: 180 Degree Capital Corp.
Subject Company: 180 Degree Capital Corp.
SEC File No.: 811-07074
Date: July 28, 2025

180 DEGREE CAPITAL CORP. NOTES ITS PORTFOLIO COMPANY, SYNCHRONOSS TECHNOLOGIES, INC., ANNOUNCED RECEIPT OF CARES ACT TAX REFUND

180 Degree Capital also notes continued positive momentum from its portfolio holdings and that it remains very optimistic shareholders will approve its proposed business combination with Mount Logan Capital Inc.

Montclair, NJ – July 28, 2025 – 180 Degree Capital Corp. (NASDAQ: TURN) (“180 Degree Capital”) today noted the recent announcement by its portfolio company, Synchronoss Technologies, Inc. (“SNCR”), that stated SNCR received $30.2 million of its $33.9 million tax refund, and that SNCR expects the remaining $3.7 million to be received prior to Labor Day 2025. SNCR noted in its press release that:

“Seventy-five percent of the total proceeds from the refund, totaling approximately $25.4 million after the receipt of the final payment, will pay down a portion of the $200 million term loan facility at par pursuant to the terms of the Credit Agreement. This will result in an annual interest savings of approximately $2.9 million at the current interest rate. After the payments have been applied to the term loan, [SNCR] will have total debt of $173.4 million, cash of approximately $30 million and net debt of approximately $143 million. [SNCR] has reduced its total debt by over $100 million dollars over the course of the last 4 years. Additionally, [SNCR] expects to be eligible for a one-time 50-basis point interest rate step down on the first anniversary of the term loan pursuant to the terms of the Credit Agreement based on the improved debt leverage ratio.”

180 Degree Capital owns approximately 890,000 shares of SNCR directly1, and Kevin Rendino, 180 Degree Capital’s Chief Executive Officer, is a member of SNCR’s board of directors. His appointment to SNCR’s board was by invitation after constructive engagement between 180 Degree Capital and SNCR’s management and board and was not subject to any agreement between the two companies.

“We would like to congratulate the management team of SNCR, and in particular the finance team led by its CFO, Lou Ferraro, for this positive announcement,” said Mr. Rendino. “The receipt of this long-expected cash materially strengthens SNCR’s balance sheet and reduces interest payments that allow for direct accretion of value to common stockholders. We could not be more excited about the future path and opportunities for SNCR, and once again congratulate management on this milestone. This milestone also accretes to the benefit of 180 Degree Capital’s stockholders through the increase in value of 180 Degree Capital’s holdings of SNCR’s common stock and continues the theme of our goal to maximize net asset value through the growth in value of our portfolio companies heading into the completion of our proposed all-stock merger with Mount Logan Capital Inc. (“Mount Logan”) (the “Business Combination”).”

Daniel Wolfe, President of 180 Degree Capital continued, “As we mentioned in our press release on July 9, 2025, and on our shareholder update call on July 15, 2025, the third quarter of 2025 started off and has continued to be positive with regard to our portfolio holdings. Our total gross performance of approximately +22.8% and estimated growth in net asset value per share (“NAV”) of approximately +10% year-to-date in 2025 continues to significantly outperform the Russell Microcap Index total return of +4.8%. As of the close of the public markets on Friday, July 25, 2025, our net asset value per share (“NAV”) is currently estimated to be approximately $5.10.2 If we were closing the proposed Business Combination today, 180 Degree Capital’s shareholders would own more than 40 percent of the combined company.”

Mr. Rendino concluded, “We remain very optimistic that our shareholders will approve the proposed Business Combination and that we will be able to close the transaction shortly thereafter. Please contact us at the email address or phone number below if you own shares of 180 Degree Capital, but have yet to receive your proxy materials via email or mail, and we will work with our vendors to make sure you receive these materials quickly. In the meantime, we will continue to work to maximize shareholder value that we believe can be the floor for future growth for the post-Business Combination company. Please feel free to also contact us at any time to discuss any questions or if we can be of assistance in facilitating the collection of votes.”

About 180 Degree Capital Corp.

180 Degree Capital Corp. is a publicly traded registered closed-end fund focused on investing in and providing value-added assistance through constructive activism to what we believe are substantially undervalued small, publicly traded companies that have potential for significant turnarounds. Our goal is that the result of our constructive activism leads to a reversal in direction for the share price of these investee companies, i.e., a 180-degree turn. Detailed information about 180 Degree Capital and its holdings can be found on its website at www.180degreecapital.com.

Press Contact:
Daniel B. Wolfe
Robert E. Bigelow
180 Degree Capital Corp.
973-746-4500
ir@180degreecapital.com

Additional Information and Where to Find It

In connection with the agreement and plan of merger among 180 Degree Capital, Mount Logan Capital Inc. ("Mount Logan"), Yukon New Parent, Inc. ("New Mount Logan"), Polar Merger Sub, Inc., and Moose Merger Sub, LLC, dated January 16, 2025, as it may from time to time be amended, modified or supplemented (the "Merger Agreement") that details the proposed combination of the businesses of 180 Degree Capital and Mount Logan and any other transactions contemplated by and pursuant to the terms of the Merger Agreement (the "Business Combination"), 180 Degree Capital has filed with the SEC and is in the process of mailing to its shareholders a definitive proxy statement on Schedule 14A (the “Business Combination Proxy Statement”), containing a form of WHITE proxy card. In addition, the surviving Delaware corporation, New Mount Logan has filed a registration statement (Registration No. 333-286043) with the SEC (the “Registration Statement”) that registers the exchange of New Mount Logan shares in the Business Combination and includes the Business Combination Proxy Statement in the form of a prospectus of New Mount Logan (the “New Mount Logan Proxy Statement/Prospectus”). The Business Combination Proxy Statement and the New Mount Logan Proxy Statement/Prospectus each contain important information about 180 Degree Capital, Mount Logan, New Mount Logan, the Business Combination and related matters. SHAREHOLDERS OF 180 DEGREE CAPITAL AND MOUNT LOGAN ARE URGED TO READ THE BUSINESS COMBINATION PROXY STATEMENT AND NEW MOUNT LOGAN PROXY STATEMENT/PROSPECTUS CONTAINED IN THE REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE APPLICABLE SECURITIES REGULATORY AUTHORITIES AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT 180 DEGREE CAPITAL, MOUNT LOGAN, NEW MOUNT LOGAN, THE BUSINESS COMBINATION AND RELATED MATTERS. Investors and security holders may obtain copies of these documents and other documents filed with the applicable securities regulatory authorities free of charge through the website maintained by the SEC at https://www.sec.gov and the website maintained by the Canadian securities regulators at www.sedarplus.ca. Copies of the documents filed by 180 Degree Capital are also available free of charge by accessing 180 Degree Capital’s investor relations website at https://ir.180degreecapital.com.

In connection with the Director Election Special Meeting, 180 Degree Capital intends to file with the SEC a proxy statement on Schedule 14A (the “Director Election Proxy Statement”), containing a form of WHITE proxy card, with respect to its solicitation of proxies for the Director Election Special Meeting. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DIRECTOR ELECTION PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) FILED BY THE COMPANY AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ANY SOLICITATION. Investors and security holders may obtain copies of these documents and other documents filed with the SEC by the Company free of charge through the website maintained by the SEC at https://www.sec.gov. Copies of the documents filed by the Company are also available free of charge by accessing the Company’s investor relations website at https://ir.180degreecapital.com.

Certain Information Concerning the Participants

180 Degree Capital, its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the Business Combination and the Director Election Special Meeting. Information about 180 Degree Capital’s executive officers and directors is available in 180 Degree Capital’s Annual Report filed on Form N-CSR for the year ended December 31, 2024, which was filed with the SEC on February 13, 2025, and in its proxy statement for the 2024 Annual Meeting of Shareholders (“2024 Annual Meeting”), which was filed with the SEC on March 1, 2024. To the extent holdings by the directors and executive officers of 180 Degree Capital securities reported in the proxy statement for the 2024 Annual Meeting have changed, such changes have been or will be reflected on Statements of Change in Ownership on Forms 3, 4 or 5 filed with the SEC. These documents are or will be available free of charge at the SEC’s website at https://www.sec.gov. Additional information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the 180 Degree Capital shareholders in connection with the Business Combination and the Director Election Special Meeting is contained in the Business Combination Proxy Statement, and will be contained in the Director Election Proxy Statement when such document becomes available.

Mount Logan, its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Mount Logan in favor of the approval of the Business Combination. Information about Mount Logan’s executive officers and directors is available in Mount Logan’s annual information form dated March 13, 2025, available on its website at https://mountlogancapital.ca/investor-relations and on SEDAR+ at https://www.sedarplus.com. To the extent holdings by the directors and executive officers of Mount Logan securities reported in Mount Logan’s annual information form have changed, such changes have been or will be reflected on insider reports filed on SEDI at https://www.sedi.com/sedi/. Additional information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Mount Logan shareholders in connection with the Business Combination is contained in the New Mount Logan Proxy Statement/Prospectus included in the Registration Statement.

Non-Solicitation

This letter and the materials accompanying it are not intended to be, and shall not constitute, an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward-Looking Statements

This press release, and oral statements made from time to time by representatives of 180 Degree Capital and Mount Logan, may contain statements of a forward-looking nature relating to future events within the meaning of federal securities laws. Forward-looking statements may be identified by words such as “anticipates,” “believes,” “could,” “continue,” “estimate,” “expects,” “intends,” “will,” “should,” “may,” “plan,” “predict,” “project,” “would,” “forecasts,” “seeks,” “future,” “proposes,” “target,” “goal,” “objective,” “outlook” and variations of these words or similar expressions (or the negative versions of such words or expressions). Forward-looking statements are not statements of historical fact and reflect Mount Logan’s and 180 Degree Capital’s current views about future events. Such forward-looking statements include, without limitation, statements about the benefits of the Business Combination involving Mount Logan and 180 Degree Capital, including future financial and operating results, Mount Logan’s and 180 Degree Capital’s plans, objectives, expectations and intentions, the expected timing and likelihood of completion of the Business Combination, and other statements that are not historical facts, including but not limited to future results of operations, projected cash flow and liquidity, business strategy, payment of dividends to shareholders of New Mount Logan, and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this press release will occur as projected, and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation, the ability to obtain the requisite Mount Logan and 180 Degree Capital shareholder approvals; the risk that Mount Logan or 180 Degree Capital may be unable to obtain governmental and regulatory approvals required for the Business Combination (and the risk that such approvals may result in the imposition of conditions that could adversely affect New Mount Logan or the expected benefits of the Business Combination); the risk that an event, change or other circumstance could give rise to the termination of the Business Combination; the risk that a condition to closing of the Business Combination may not be satisfied; the risk of delays in completing the Business Combination; the risk that the businesses will not be integrated successfully; the risk that synergies from the Business Combination may not be fully realized or may take longer to realize than expected; the risk that any announcement relating to the Business Combination could have adverse effects on the market price of Mount Logan’s common shares or 180 Degree Capital’s common shares; unexpected costs resulting from the Business Combination; the possibility that competing offers or acquisition proposals will be made; the risk of litigation related to the Business Combination; the risk that the credit ratings of New Mount Logan or its subsidiaries may be different from what the companies expect; the diversion of management time from ongoing business operations and opportunities as a result of the Business Combination; the risk of adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Business Combination; competition, government regulation or other actions; the ability of management to execute its plans to meet its goals; risks associated with the evolving legal, regulatory and tax regimes; changes in economic, financial, political and regulatory conditions; natural and man-made disasters; civil unrest, pandemics, and conditions that may result from legislative, regulatory, trade and policy changes; and other risks inherent in Mount Logan’s and 180 Degree Capital’s businesses. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Readers should carefully review the statements set forth in the reports, which 180 Degree Capital has filed or will file from time to time with the SEC and Mount Logan has filed or will file from time to time on SEDAR+.

Neither Mount Logan nor 180 Degree Capital undertakes any obligation, and expressly disclaims any obligation, to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Any discussion of past performance is not an indication of future results. Investing in financial markets involves a substantial degree of risk. Investors must be able to withstand a total loss of their investment. The information herein is believed to be reliable and has been obtained from sources believed to be reliable, but no representation or warranty is made, expressed or implied, with respect to the fairness, correctness, accuracy, reasonableness or completeness of the information and opinions. The references and link to the website www.180degreecapital.com and mountlogancapital.ca have been provided as a convenience, and the information contained on such websites are not incorporated by reference into this press release. Neither 180 Degree Capital nor Mount Logan is responsible for the contents of third-party websites.

1. Inclusive of restricted stock units and options for the purchase of restricted stock issued to Kevin Rendino as compensation for service on the board of directors of SNCR. All economic benefit from these securities has been assigned to 180 Degree Capital.

2. 2. Past performance is not an indication or guarantee of future performance. Gross unrealized and realized total returns of 180 Degree Capital's cash and securities of publicly traded companies are compounded on a quarterly basis, and intra-quarter cash flows from investments in or proceeds received from privately held investments are treated as inflows or outflows of cash available to invest or withdrawn, respectively, for the purposes of this calculation. Estimated net asset value and net asset value per share include cash expenses incurred to date, and the actual expenses incurred may be different based on invoices and other services that have been performed, but not invoiced through the date of the estimate. 180 Degree Capital is an internally managed registered closed-end fund that has a portion of its assets in legacy privately held companies that are fair valued on a quarterly basis by the Valuation Committee of its Board of Directors, and 180 Degree Capital does not have an external manager that is paid fees based on assets and/or returns. Please see 180 Degree Capital's filings with the SEC, including its 2024 Annual Report on Form N-CSR for information on its expenses and expense ratios.